Exhibit 99.1

Media Release

QIAGEN delivers solid Q1 2025 results exceeding outlook; will seek shareholder approval to initiate a dividend and new $500 mn repurchase

•Q1 2025 results confirm preliminary announcement: Net sales of $483 million (+5% actual rates, +7% constant exchange rates, CER); adjusted diluted EPS of $0.55

◦Net sales growth of +7% CER ahead of outlook for about +3% CER growth and adjusted diluted EPS of $0.56 CER ahead of outlook for at least $0.50 CER

◦29.8% adj. operating income margin up 4.1 percentage points vs. 25.7% in Q1 2024

◦Operating cash flow of $140 million in Q1 2025 vs. $133 million in Q1 2024

•Proposal at Annual General Meeting to introduce a dividend as expansion of capital allocation strategy, also seek authorization for a new $500 million share repurchase

•Stephen H. Rusckowski proposed to become new Chairman of Supervisory Board as Lawrence A. Rosen chooses to step down from Board after upcoming AGM

•2025 outlook reaffirmed for about 4% CER sales growth (about +5% CER core sales growth); recently increased adj. diluted EPS outlook reaffirmed for about $2.35 CER

Venlo, the Netherlands, May 7, 2025 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today confirmed strong Q1 2025 results in line with the preliminary announcement and reaffirmed its FY 2025 outlook based on the solid start to the year and evolving macroeconomic trends.

As announced on April 6, net sales in Q1 2025 rose 5% to $483 million from Q1 2024, with 7% growth at constant exchange rates (CER) well above the outlook. Core sales (excludes discontinued products such as NeuMoDx and Dialunox) also rose 7% CER. The adjusted operating income margin improved by 4.1 percentage points to 29.8%, supported by broad efficiency gains and the 2024 decision to discontinue the NeuMoDx clinical PCR testing system. Adjusted diluted earnings per share (EPS) were $0.55, and results of $0.56 CER exceeded the outlook for at least $0.50 CER.

In view of the Q1 2025 results, as well as ongoing macro trends (including U.S. and China import tariffs), QIAGEN reaffirms its FY 2025 net sales outlook for about 4% CER (core sales growth of about 5% CER). The outlook for adjusted EPS was upgraded in April to about $2.35 CER. QIAGEN also reaffirmed its 2025 adjusted operating income margin target for above 30%, and expects to reach its mid-term margin goal of at least 31% well ahead of the original 2028 target.

“QIAGEN delivered a solid start to 2025, exceeding our outlook on both sales and adjusted earnings. Our growth pillars QIAstat-Dx and QuantiFERON both posted double-digit sales gains, while QIAcuity and QIAGEN Digital Insights both continued to build momentum and in Sample technologies we are focusing on automation and preparing for new instrument launches. These advancements highlight the execution of our focused strategy and our ability to perform amid global uncertainty. We have reaffirmed our full-year 2025 targets and remain committed to delivering solid, profitable growth as a foundation for achieving our 2028 ambitions,” said Thierry Bernard, CEO of QIAGEN.

“We maintained strong financial discipline in the first quarter, generating solid cash flow levels while funding key investments and advancing efficiency initiatives. This strength has enabled QIAGEN to expand our capital allocation strategy with the proposal to initiate an annual dividend and also to seek shareholder approval for a new synthetic share repurchase authorization. These actions reflect our commitment to creating greater value by generating operational leverage and strong cash flows while increasing returns,” said Roland Sackers, CFO of QIAGEN.

Key figures

In $ millions (Except EPS and diluted shares)	Q1
	2025	2024	Change

Net sales	483	459	+5%
Net sales - CER	491		+7%
Operating income	115	95	+21%
Net income	91	81	+13%
Diluted EPS	$0.41	$0.36	+14%
Diluted shares (in millions)	220	227

Adjusted operating income	144	118	+22%
Adjusted net income	121	104	+17%
Adjusted diluted EPS	$0.55	$0.46	+20%
Adjusted diluted EPS - CER	$0.56		+22%
Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Q1 2025 net sales rose 7% CER compared to Q1 2024, including 7% CER growth in core sales (excluding discontinued products). Among product groups, Diagnostic solutions led with 11% CER growth (14% CER core growth) driven by strong performances from QuantiFERON (+16% CER) and QIAstat-Dx (+37% CER). PCR / Nucleic acid amplification technologies also posted solid growth of 14% CER supported by continued adoption of the QIAcuity digital PCR system. Consumables and related revenues grew 8% CER while instrument sales were flat compared to Q1 2024 reflecting ongoing cautious capital spending trends among customers.

•Operating income: In Q1 2025, operating income rose 21% to $115 million, and included $8 million of pre-tax charges related to efficiency program started in 2024 that included the discontinuation of NeuMoDx and Dialunox. Adjusted operating income increased 22% to $144 million, with the adjusted operating income margin rising 4.1 percentage points to 29.8% of sales from 25.7% in Q1 2024. This improvement reflected broad efficiency gains that supported reinvestments into growth initiatives. The adjusted gross margin rose slightly to 67.4% from 67.1% in Q1 2024, supported by higher production capacity utilization. R&D investments were 9.1% of sales, in line with the FY 2025 target and down from 11.2% in the year-ago period. Sales and marketing expenses declined to 22.0% from 24.2% as investments into digitizing customer engagement were supported by benefits from the efficiency initiatives. General and administrative expenses rose slightly to 6.5% from 6.0% in Q1 2024, in part due to higher IT expenses related to the SAP system upgrade.

•Earnings per share (EPS): Diluted EPS for Q1 2025 was $0.41 compared to $0.36 in Q1 2024. Adjusted diluted EPS was $0.55, with results of $0.56 CER exceeding the outlook for at least $0.50 CER. The adjusted tax rate was 20% in Q1 2025. The number of diluted shares in Q1 2025 was 220.2 million, which was in line with the outlook for about 220 million and reflected the impact of the approximately $300 million synthetic share repurchase completed in January 2025.

Sales by product groups

In $ millions	Q1
	2025 sales	2024 sales	Change	CER change

Sample technologies	150	155	-3%	-1%
Diagnostic solutions	187	170	+9%	+11%
Of which QuantiFERON	116	101	+14%	+16%
Of which QIAstat-Dx	34	25	+35%	+37%
Of which NeuMoDx	6	9	-38%	-36%
Of which Other	31	35	-11%	-9%
PCR / Nucleic acid amplification	76	68	+13%	+14%
Genomics / NGS	53	55	-3%	-2%
Other	18	11	+57%	+64%
Total net sales	483	459	+5%	+7%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Q1 2025 sales declined 1% CER compared to Q1 2024, reflecting lower demand for manual kits and weaker trends in instrument sales amid continued cautious customer spending. Among the regions, sales in EMEA rose slightly, declined modestly in the U.S. and in the Asia-Pacific / Japan region.

•Diagnostic solutions: Sales rose 11% CER in Q1 2025 and increased 14% CER excluding NeuMoDx. Growth was driven by double-digit gains in consumables, while instrument sales were unchanged compared to Q1 2024. QIAstat-Dx sales grew 37% CER, with solid double-digit growth in consumables and instruments, and were supported by growing demand for the Respiratory, Gastrointestinal and Meningitis panels in all regions. QuantiFERON, the blood-based test for latent TB, delivered 16% CER growth on robust demand in the EMEA region and the U.S. on sustained conversion trends from the traditional skin test. The NeuMoDx system remains on track for discontinuation in mid-2025. Companion diagnostic partnership revenues rose at a double-digit CER rate in Q1 2025 over Q1 2024, driven by projects involving QIAcuity and QIAstat-Dx.

•PCR / Nucleic acid amplification: Sales grew 14% CER over Q1 2024, led by growth in the QIAcuity digital PCR system as consumables posted solid double-digit CER growth thanks to the recent menu expansion initiatives for Life Sciences and clinical applications while instrument sales were affected by continued cautious capital spending. Other PCR consumables also delivered solid double-digit CER growth compared to the year-ago period.

•Genomics / Next-generation sequencing (NGS): Sales declined 2% CER compared to Q1 2024, primarily due to lower sales of functional NGS consumables and services. These declines more than offset high-single-digit CER growth from the QIAGEN Digital Insights (QDI) bioinformatics business and the universal NGS consumables portfolio. QDI showed strong growth trends across both Discovery and Clinical bioinformatics applications.

Key cash flow data

In $ millions	Q1
	2025	2024	Change

Net cash provided by operating activities	140	133	+5%
Purchases of property, plant and equipment	(44)	(37)	+20%
Free cash flow	96	97	-1%

Net cash provided by investing activities	120	6	NM
Net cash used in financing activities	(287)	(292)	NM
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $140 million in the first quarter of 2025 compared to $133 million in the first quarter of 2024. The increase in 2025 reflected reduced working capital requirements and ongoing efforts to optimize cash generation, but were partially offset by about $19 million in cash payments related to the discontinuation of NeuMoDx and the 2024 efficiency initiative. Free cash flow declined to $96 million in Q1 2025, primarily due to a modest increase in investments in property, plant and equipment.

•As of March 31, 2025, cash, cash equivalents and short-term investments totaled $1.0 billion compared to $1.2 billion at year-end 2024. Key cash flow items during the 2025 period included the return of about $300 million to shareholders in January through a synthetic share repurchase, which reduced outstanding shares by 6.2 million (or approximately 2.8%). The leverage ratio (net debt to adjusted EBITDA) increased to 0.6x at the end of Q1 2025 from 0.3x at the end of 2024.

Portfolio update

QIAGEN is accelerating momentum in its Sample to Insight portfolio through targeted developments:

•Sample technologies: Three new innovative sample preparation systems are advancing toward launch - QIAsymphony Connect in 2025, QIAsprint Connect and QIAmini in 2026 – to strengthen and expand QIAGEN’s automation portfolio. Designed for different throughput needs, these systems offer improved efficiency, greater flexibility and enhanced sustainability across research and clinical applications.

The QIAprep&amp Plasmodium Kit has been launched to support research and surveillance of malaria, a disease caused by five species of Plasmodium parasites. The assays enable tracking of parasite types, supporting vaccine monitoring and disease control efforts.

•QIAstat-Dx: QIAGEN received U.S. regulatory clearance for the QIAstat-Dx Gastrointestinal Panel 2 Mini B, the second positive U.S. panel decision in 2025. Targeting five key bacterial pathogens, this mini panel is designed for outpatient settings and complements the previously cleared bacterial & viral version. Running on the QIAstat-Dx system, it delivers rapid, targeted results with minimal hands-on time – further strengthening QIAGEN’s syndromic testing portfolio.

•QIAGEN Digital Insights: QIAGEN has opened a new data center in Melbourne, Australia, expanding its global network to eight facilities. This investment enhances bioinformatics support in the Australia/Asia-Pacific region by enabling secure, in-country data hosting for genomic testing labs – ensuring compliance with local data privacy laws and advancing clinical NGS capabilities.

Initiation of annual dividend and new share repurchase authorization at AGM 2025

QIAGEN will propose the initiation of an annual cash dividend under an amended dividend policy to shareholders at the next Annual General Meeting scheduled for June 26, 2025. This milestone reflects QIAGEN’s strategy to introduce a new strategic element to its capital allocation strategy that includes increasing shareholder returns while preserving flexibility to reinvest in long-term growth.

The initial annual dividend payment would consist of $0.25 per ordinary share. This proposal represents a total payout of about $54 million. The record date is currently planned for July 2, 2025, and the payment date as July 10, 2025. All dates will be confirmed following shareholder approval.

Also at the AGM, shareholders will be asked to authorize the implementation of a new synthetic share repurchase of up to $500 million over an 18-month period. QIAGEN has returned about $600 million to shareholders since 2024 through this type of repurchase that combines a direct capital repayment with a reverse stock split. The repurchase programs, along with the initiation of a dividend, form important elements of QIAGEN's commitment to return at least $1 billion to shareholders by the end of 2028, absent M&A opportunities, as QIAGEN continues to manage its balance sheet proactively.

Changes in the Supervisory Board and leadership

The Supervisory Board intends to elect Stephen H. Rusckowski as Chairman following the AGM in June 2025. He will succeed Lawrence A. Rosen, who has decided to step down as Chairman and as a Supervisory Board member upon completion of the AGM. Mr. Rosen has served on the Supervisory Board since 2013 and has held the role of Chairman since August 2020. Mr. Rusckowski joined the Supervisory Board in 2023 and currently chairs the Nomination & Governance Committee. He brings extensive global leadership experience in healthcare, having most recently served as Chairman, President and CEO of Quest Diagnostics and previously as CEO of Philips Healthcare.

Additionally, Prof. Dr. Elaine Mardis has also decided not to stand for re-election after serving on the Supervisory Board since 2014.

“On behalf of all QIAGENers, I would like to thank Lawrence Rosen for his tremendous leadership and support during his 12-year tenure with QIAGEN, and also express our appreciation as Elaine Mardis steps down after her many contributions to QIAGEN with her deep expertise on scientific topics. We look forward to continue working closely with Stephen Rusckowski, a proven healthcare industry leader, as the new Chairman after the Annual General Meeting,” Thierry Bernard said.

All other current members of the Supervisory Board – Dr. Metin Colpan, Dr. Toralf Haag, Prof. Dr. Ross L. Levine, Mr. Bert Van Meurs, Ms. Eva van Pelt, Dr. Eva Pisa, and Ms. Elizabeth Tallett – will stand for re-election to serve one-year terms.

Following the AGM, the Supervisory Board will consist of eight members, reflecting the implementation of a plan announced in 2024 to streamline its size and return to a composition consistent with historical levels.

Outlook

For 2025, net sales are reaffirmed to rise about 4% CER, including about 5% CER growth in the core business (excluding revenues from discontinued products). Adjusted diluted EPS are also reaffirmed to be about $2.35 CER, reflecting the increased outlook announced in April 2025, and including expected headwinds from the U.S. and China import tariffs and a better-than-expected tax environment. QIAGEN also continues to expect an adjusted operating income margin for 2025 above 30%, representing an improvement of at least 150 basis points from 2024.

For the second quarter of 2025, net sales are expected to rise at least 5% CER (at least 5% CER in the core business) compared to $496 million in Q2 2024. Adjusted diluted EPS is expected to be at least $0.60 CER, compared to $0.55 in the year-ago period.

Based on exchange rates as of May 2, 2025, for FY 2025, currency movements against the U.S. dollar are expected to be neutral on net sales and a negative impact of about $0.01-$0.02 per share on adjusted EPS results. For Q2 2025, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about one percentage point and are expected to be neutral on adjusted EPS results.

Investor presentation and conference call

A conference call is scheduled for Thursday, May 8, 2025, at 15:00 Frankfurt Time / 14:00 London Time / 09:00 New York Time. A live audio webcast will be accessible in the investor relations section of the QIAGEN website (www.qiagen.com), with a recording available after the event. The presentation will be published ahead of the call in this section: QIAGEN Investor Relations - Events and Presentations.

Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, along with other non-U.S. GAAP (generally accepted accounting principles) measures, to provide deeper insights into its performance. These include metrics such as core sales (excluding discontinued products), adjusted gross margin, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by subtracting capital expenditures for property, plant and equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN considers complementary to GAAP-reported results but not as substitutes. These measures exclude items that QIAGEN believes are outside of ongoing core operations, fluctuate significantly between periods, or hinder the comparability of results with competitors and prior periods. QIAGEN also uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, and also for employee compensation. Additionally, adjusted results are used to compare current performance with historical results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. QIAGEN serves over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of March 31, 2025, QIAGEN employed approximately 5,700 people in over 35 locations worldwide. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements, including those regarding QIAGEN's products, development timelines, marketing and / or regulatory approvals, financial and operational outlook, growth strategies, collaborations and operating results - such as expected adjusted net sales and adjusted diluted earnings - are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to, challenges in managing growth and international operations (including the effects of currency fluctuations, regulatory processes and logistical dependencies), variability in operating results, commercial development for our products to customers in the Life Sciences and clinical healthcare, changes in relationships with customers, suppliers or strategic partners; competition and rapid technological advancements; fluctuating demand for QIAGEN's products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining regulatory approvals for our products; difficulties in successfully adapting QIAGEN's products into integrated solutions and producing these products; and protecting product differentiation from competitors. Additional uncertainties may arise from market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other "force majeure" events. There is also no guarantee that anticipated benefits from restructuring programs and acquisitions will materialize as expected. For a comprehensive overview of risks, please refer to the “Risk Factors” contained in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.
Contacts

Investor Relations		Public Relations
John Gilardi	+49 152 018 11711	Thomas Theuringer	+49 2103 29 11826
Domenica Martorana	+49 152 018 11244
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In $ thousands, except per share data)	Three months
	ended March 31,
	2025	2024

Net sales	$483,456	$458,796
Cost of sales:
Cost of sales	161,294	151,734
Acquisition-related intangible amortization	13,481	16,073
Total cost of sales	174,775	167,807
Gross profit	308,681	290,989
Operating expenses:
Sales and marketing	106,334	111,121
Research and development	43,783	51,333
General and administrative	31,608	27,568
Acquisition-related intangible amortization	1,793	2,722
Restructuring, acquisition, integration and other, net	9,816	3,298
Total operating expenses	193,334	196,042
Income from operations	115,347	94,947
Other income (expense):
Interest income	15,390	17,758
Interest expense	(7,294)	(10,292)
Other expense, net	(3,894)	(123)
Total other income, net	4,202	7,343
Income before income tax expense	119,549	102,290
Income tax expense	28,791	21,617
Net income	$90,758	$80,673

Diluted earnings per common share	$0.41	$0.36
Diluted earnings per common share (adjusted)	$0.55	$0.46
Diluted shares used in computing diluted earnings per common share	220,189	226,572

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended March 31, 2025	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	483.5	308.7	115.3	119.5	(28.7)	24%	90.8	$0.41
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.8	13.6	13.6	(2.8)		10.8	0.05
Purchased intangibles amortization	—	13.5	15.3	15.3	(3.8)		11.5	0.05
Non-cash other income, net (b)	—	—	—	2.5	—		2.5	0.01
Certain income tax items (c)	—	—	—	—	5.4		5.4	0.02
Total adjustments	—	17.2	28.9	31.4	(1.2)		30.2	0.14
Adjusted results	483.5	325.9	144.2	150.9	(29.9)	20%	121.0	$0.55

*Using 220.2 M diluted shares
(a) Includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects and their subsequent integration.
(b) Adjustment includes the full impairment of an equity method investment.
(c) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2025	December 31, 2024

Assets	(unaudited)
Current assets:
Cash and cash equivalents	$638,756	$663,555
Short-term investments	324,689	489,437
Accounts receivable, net	340,706	349,278
Inventories, net	281,364	279,256
Prepaid expenses and other current assets	157,356	178,327
Total current assets	1,742,871	1,959,853
Long-term assets:
Property, plant and equipment, net	803,661	753,611
Goodwill	2,448,647	2,425,418
Intangible assets, net	290,503	303,815
Other long-term assets	259,687	246,925
Total long-term assets	3,802,498	3,729,769
Total assets	$5,545,369	$5,689,622
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$55,693	$53,481
Accrued and other current liabilities	391,585	406,876
Accounts payable	69,666	83,272
Total current liabilities	516,944	543,629
Long-term liabilities:
Long-term debt, net of current portion	1,352,646	1,338,067
Other long-term liabilities	267,902	240,587
Total long-term liabilities	1,620,548	1,578,654
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 and 223,904 shares, respectively	2,529	2,601
Additional paid-in capital	1,398,256	1,666,070
Retained earnings	2,498,974	2,448,122
Accumulated other comprehensive loss	(441,646)	(474,539)
Less treasury stock, at cost — 1,129 and 1,614 shares, respectively	(50,236)	(74,915)
Total equity	3,407,877	3,567,339
Total liabilities and equity	$5,545,369	$5,689,622

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In $ thousands)	Three Months Ended March 31,
	2025	2024

Cash flows from operating activities:
Net income	$90,758	$80,673
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,908	54,330
Non-cash impairments	2,537	—
Amortization of debt discount and issuance costs	492	5,055
Share-based compensation expense	12,339	13,831
Deferred tax benefit	(542)	(383)
Loss on marketable securities	968	106
Other items, net including fair value changes in derivatives	3,883	(2,195)
Change in operating assets, net	631	1,309
Change in operating liabilities, net	(15,234)	(19,648)
Net cash provided by operating activities	139,740	133,078
Cash flows from investing activities:
Purchases of property, plant and equipment	(43,902)	(36,541)
Purchases of intangible assets	(362)	(1,819)
Purchases of short-term investments	(25,000)	(184,027)
Proceeds from redemptions of short-term investments	189,679	192,631
Cash received for collateral asset	926	37,695
Purchases of investments, net	(1,260)	(1,508)
Net cash provided by investing activities	120,081	6,431
Cash flows from financing activities:
Capital repayment	(280,086)	(292,099)
Tax withholding related to vesting of stock awards	(4,942)	—
Cash (paid) received for collateral liability	(1,480)	805
Other financing activities	(196)	(794)
Net cash used in financing activities	(286,704)	(292,088)
Effect of exchange rate changes on cash and cash equivalents	2,084	(1,835)
Net decrease in cash and cash equivalents	(24,799)	(154,414)
Cash and cash equivalents, beginning of period	663,555	668,084
Cash and cash equivalents, end of period	$638,756	$513,670

Reconciliation of free cash flow(1)
Net cash provided by operating activities	$139,740	$133,078
Purchases of property, plant and equipment	(43,902)	(36,541)
Free cash flow	$95,838	$96,537
(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.